

Roomongo, Inc.

Consolidated Financial Statements

As of December 31, 2021

Roomongo, Inc.
Income Statement
1/1/2021 - 12/31/2021

BOOKING REVENUE

Gross Revenue	12,016.02
Cost of Goods Sold	10,070.57
TOTAL NET BOOKING REVENUE	$ **1,945.45**

MEDIA REVENUE	$ **3,158.82**

GROSS PROFIT	$ **5,104.27**

OPERATING EXPENSES

Advertising & Marketing	397.61
Bank Charges & Fees	2,492.50
Cell/Internet	1,830.08
CF Round 1	6,721.50
Consultants	500.00
CRM & Communications	7,394.45
Legal & Professional Services	5,810.96
Meals & Entertainment	5.00
Office Expenses	2,870.21
Online Marketing	13,662.25
Promotions	1,105.76
Rent & Lease	1,775.84
Travel	1,097.77
Web Hosting	5,739.08
Website Development	70,286.93

TOTAL OPERATING EXPENSES	$ **121,689.94**

TOTAL OPERATING INCOME	$ **(116,585.67)**

NET INCOME (LOSS)	$ **(116,585.67)**

Roomongo, Inc.
Balance Sheet
A/O: 12/31/2021

CURRENT ASSETS

Cash and Cash Equivalents	136.75
Accounts Receivables	692.00
Prepays	3,000.00
Inventory	0.00
Prepaid Expenses and Other Assets	0.00
Total Current Assets	**$3,828.75**

PROPERTY AND EQUIPMENT

Property and Equipment	0.00

OTHER ASSETS

Intangible Assets	0.00

TOTAL ASSETS	**$3,838.75**

CURRENT LIABILITIES

Accounts Payable	4,154.85
Accrued Expenses	0.00
Total Current Liabilities	**$4,154.85**

PROPERTY AND EQUIPMENT	**$0.00**

SHAREHOLDERS EQUITY

Owner Contributions/Paid-In-Capital	198,578.51
Wefunder CF Round 1	89,620.00
Retained Earnings	(171,938.94)
Net Income	(116,585.67)
Total Shareholders Equity	**-$326.10**

TOTAL LIABILITIES AND EQUITY	**$3,828.75**


Roomongo, Inc.
Cash Flow Statement
1/1/2021 - 12/31/2021


CASH PROVIDED BY OPERATIONS

Net Income	(116,585.67)
Adjustments	(196.13)
NET CASH PROVIDED BY OPERATIONS	**($116,781.80)**

FINANCING ACTIVITIES

Crowdfunding Contributions	$89,620.00
Founder Contributions	$25,083.47
NET CASH PROVIDED BY FINANCING ACTIVTIES	**$114,703.47**

NET CASH INCREASE/DECREASE FOR PERIOD	-$2,078.33
Cash at Beginning of Period	$2,215.08
Cash at End of Period	$136.75

Roomongo, Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2021

Roomongo, Inc. (the "Company," "Roomongo," "we" or "us"), organized in Colorado on July 28, 2017, is a company which provides online travel lodging search and booking options. Our goal is to expand our brand awareness, grow our inventory of aggregated travel supplier options, and to grow and strengthen our customer base.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable: Accounts receivable primarily consists of a portion of hotel booking revenue held in reserve by credit card processors. Management experience suggests that current losses on account are likely to be infrequent. However, with the potential for booking cancellations, a reserve account will be set up.

Gross Revenue: Gross revenue includes the total amount of revenue derived from a booking.

Cost of Sales: Cost of sales includes the amount Roomongo pays travel suppliers, to fulfill an online lodging reservation. It also includes the cost of merchant processing.

Wefunder Crowdfunding Raise in 2021: There was a crowdfunding raise in 2021, through Wefunder. A total of $89,620 was raised with $82,898.50 distributed to Roomongo and $6,721.50 deducted by Wefunder as a fee for the raise. The full $89,620 was capitalized as an equity account on the Roomongo Balance Sheet, and the $6,721.50 was expensed.

Investor Perks: There were a total of $300 worth of investor perks used during 2021. There's an additional $3,375 outstanding that are not listed on the financials. They'll be expensed as used.

INCOME TAXES The Company is subject to tax filing requirements in the federal jurisdiction of the United States.

EQUITY BASED COMPENSATION The Company plans to provide an employee stock program for the purposes of attracting and retaining both qualified employees as well as board advisory members.

CONCENTRATIONS OF RISK Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS Management considered events subsequent to the end of the period but before December 31, 2021, the date for which the financial statements were available to be issued.